Exhibit 99.9

Ref.: 2077.17628

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 19, 2010 and effective December 31, 2009, evaluating the oil, natural gas and natural gas liquids reserves attributable to Baytex Energy Trust, entitled “Evaluation of the P&NG Reserves of Baytex Energy Trust and Baytex Energy USA Ltd. (As of December 31, 2009)”, (the “Report”).

We hereby consent to the references to our name in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2009 dated March 26, 2010, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE ASSOCIATES LIMITED (signed) "R. Keith Macleod" R. Keith MacLeod, P. Eng. Executive Vice-President

Calgary, Alberta, Canada
March 26, 2010